Via EDGAR and Electronic Mail

May 30, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel L. Gordon, Branch Chief
Kristi Marrone

RE:	Prologis, Inc. and Prologis, L.P.
Form 10-K
Filed February 29, 2012
Form 8-K
Filed February 8, 2012
File Nos. 001-13545 and 001-14245

Dear Mr. Gordon and Ms. Marrone:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on May 15, 2012 (the “Comment Letter”), with respect to the Prologis, Inc. and Prologis, L.P. (together, the “Company”) Form 10-K for the year ended December 31, 2011 filed on February 29, 2012 (the “2011 Form 10-K”). For ease of review, we have keyed our responses to the headings and numbered comments used in the Comment Letter, which we have reproduced below in boldface text. All page numbers and captions in the responses below refer to the 2011 Form 10-K, except as otherwise noted below.

Form 10-K for the year ended December 31, 2011

Capitalization of Costs and Depreciation, page 42

1. In future filings please include additional analysis of your capitalized expenditures by disclosing amounts capitalized for new development, redevelopment/renovations, tenant allowances and other cap-ex by year. In addition, please provide a narrative discussion of fluctuations from year to year and expectations for the future.

In future filings, we will include additional analysis of our capitalized expenditures. We do not analyze our capital expenditures in the manner suggested in the Staff’s Comment; rather, we analyze our capital expenditures in the following categories, which are reflected as line items under the Investing activities section of our Consolidated Statements of Cash Flows: (i) real estate investments, which are comprised of development and acquisition expenditures; (ii) tenant improvements and lease commissions on previously leased space; and (iii) non-development capital expenditures. In future filings, we will provide additional disclosure based on these categories by providing a further breakdown of our development and acquisition expenditures as requested in comment 4 below. In addition, in future filings, we will provide a narrative discussion of fluctuations from year to year and expectations of the future for capital expenditures.

Pier 1, Bay 1, San Francisco, California 94111 United States of America Main +1 415 394-9000 Fax +1 415 394 9001

2. We note from your critical accounting policy on page 42 that soft costs such as salaries and interest costs are capitalized in conjunction with the development and leasing of properties. Please tell us, and disclose in future filings, the amounts of salaries and related costs and other general and administrative costs that are capitalized each year, whether they relate to development or leasing activities, and what percentage of total salaries and related costs these costs represent. In future filings please provide an analysis of significant fluctuations in capitalized soft costs such as interest, payroll and other G&A costs.

Capitalized salaries and related costs and other general and administrative costs for the years ended December 31, 2011, 2010 and 2009 as disclosed on page 29 of our Form 10-K were comprised of capitalized development activities, leasing activities and costs related to internally developed software as follows:

	Years ended December 31,
	2011	2010	2009
Capitalized development activities	$34,301,000	$14,612,000	$25,313,000
Capitalized leasing activities	$21,390,000	$24,775,000	$23,145,000
Capitalized costs related to internally developed software	$2,077,000	$1,196,000	$602,000
Total capitalized salaries and related costs and other general and administrative costs	$57,768,000	$40,583,000	$49,060,000

For the years ended December 31, 2011, 2010, and 2009, the capitalized salaries and related costs represented 22.2%, 19.1% and 22.5%, respectively, of our total salaries and related costs. The amounts used to calculate salaries and related costs are comprised primarily of wage, other compensation and employee-related expenses. We will make disclosure substantially similar to the above in our future filings.

In past filings, we have provided an analysis of significant fluctuations in capitalized costs (see, for example, pages 29 and 30 of our Form 10-K) and will continue to do so in future filings.

Consolidated Statements of Operations, page 55

3. Please quantify the amount of rental income that is attributable to reimbursement of your operating costs. If the amount exceeds 10% of total revenues, please disclose separately on the face of the statement of operations in future filings in accordance with Rule 5-03.1 of Regulation S-X.

The amount of rental income that is attributable to reimbursement of our operating costs for the years ended December 31, 2011, 2010 and 2009 were $283.1 million, $161.0 million and $150.3 million, respectively. We disclosed these amounts in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations on p. 27 of our Form 10-K. In future filings, we will disclose such amounts separately on the face of the statement of operations in accordance with Rule 5-03.1 of Regulation S-X.

Consolidated Statements of Cash Flows, page 63

4. We note that you have included acquisitions of properties and capital expenditures on one line item in the investing section of the cash flow statement. In future filings please present these as separate line items within investing activities due to their significance. For 2011 and 2010 please tell us the amount that was related to acquisition of properties and the amount that was related to capital expenditures.

In past filings, we have provided additional disclosure regarding our building acquisitions in the notes to our financial statements as well as disclosure of significant business combinations as separate line items in our Consolidated Statement of Cash Flows. Acquisitions of properties are disclosed with development capital expenditures in the Real estate investments line item in the Investing activities section (“Investing Activities”) of the Consolidated Statement of Cash Flows. In future filings, we will present acquisitions of properties and development capital expenditures as two separate line items within Investing Activities, if significant. For the years ended December 31, 2011 and December 31, 2010, $214,759,000 and $133,654,000, respectively, of Real estate investments in Investing Activities were related to the acquisition of properties (both building and land) and $811,035,000 and $324,471,000, respectively, were related to development capital expenditures.

Form 8-K filed February 8, 2012

5. We note that you have presented Consolidated Statements of FFO in your Earnings Release and Supplemental Information. Please refrain from presenting non-GAAP financial statements in any future filings, as this may put undue prominence on the non-GAAP financial information. Refer to Question 102.10 of the Non-GAAP Financial Measures C&DI’s which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We will not include the Consolidated Statements of FFO in our future quarterly earnings releases and supplemental information packages.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Thomas S. Olinger

Thomas S. Olinger

Chief Financial Officer